Filed by Newbury Street II Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Newbury Street II Acquisition Corp
Commission File No.: 001-42391

On October 1, 2026, Fort Robotics, Inc. (“FORT”), a party to the proposed business combination with Newbury Street II Acquisition Corp, released a press release below.

Agility and FORT Robotics Announce Strategic Partnership to Advance Humanoid Robot Safety

New Offboard Safety Bridge Extends Agility and FORT’s Safety Architecture to Digit 5

SALEM, Ore. and PHILADELPHIA, Pa., October 1, 2026 - Agility Robotics, a leading humanoid robotics and physical AI company, and FORT Robotics, a safety platform building the Trust Layer for physical AI, today signed a memorandum of understanding outlining a partnership to further advance the safety infrastructure of Digit® 5, Agility’s next-generation humanoid robot engineered for cooperatively safe work at scale. The partnership will deepen a historical, multi-year engagement that has grown from a single custom hardware component into an integrated, three-part safety architecture consisting of a safety pendant, on-robot communications, and off-robot interfaces connecting Digit with external safety systems. The off-robot interface, jointly developed by FORT and Agility, is designed to extend Agility’s cooperative-safety approach beyond the robot itself, enhancing the onboard safety architecture already planned for Digit 5.

The partnership will also establish a broader operating framework for how the two companies will work together in the future as Digit 5 begins deployment and scales into more complex commercial environments. This will include joint hardware development, solutions engineering, regulatory compliance, and deployment support - reinforcing a shared commitment to a rigorous, transparent safety architecture as humanoid robots take on more tasks in close proximity to people in industrial environments such as warehouses, manufacturing, and logistics.

Advancing Safe Humanoid Deployment

Humanoid robots are increasingly expected to work in spaces designed for people, a shift that depends on safety systems capable of operating reliably both on the robot and in its environment. The upcoming Digit 5 will be Agility’s first humanoid robot engineered for cooperatively safe work, and will be built on a safety architecture spanning safe human detection, safety cues, and safe motion control. By combining an onboard approach with FORT’s offboard communication infrastructure, the companies aim to give customers a more complete safety and efficiency envelope as Digit takes on new tasks across their facility. Digit 5’s predecessors have already logged more than 65,000 hours of operation and have been deployed at customer sites including Schaeffler, GXO, and Toyota Motor Manufacturing Canada.

From Component Supplier to Safety Partner

Agility has embedded FORT’s technology in several past versions of Digit, and engaged FORT earlier this year to deliver the pendant sled, a custom-built holder for Digit’s tablet that integrates emergency stop and enabling-device functionality. Like Agility’s Digit 4, Digit 5 will be capable of operating autonomously during normal work. The pendant will be used to monitor the robot and provide the customer with a redundant manual override for safety purposes during setup, maintenance, or in the event of an unexpected situation. This will provide customers with an additional independent layer of protection while providing customers continuity of safety coverage as deployments expand, and complement Digit 5’s anticipated onboard Safe Human Detection system.

“Every layer we’ve added with FORT has made Digit’s safety system more resilient, not just more redundant,” said Pras Velagapudi, CTO at Agility Robotics. “The Offboard Safety Bridge is a good example of what this partnership is really about: building safety infrastructure that works whether the input is coming from onboard the robot, or from the environment around it, so the robot can be trusted to operate near people in a more diverse set of environments.”

A Broader Strategic Partnership

The formalized partnership is intended to move FORT beyond component supply and into a deeper operating relationship with Agility, one built to keep pace as Digit 5 deployments grow in number and complexity.

“Agility has established itself as the leader in humanoid robotics by focusing on the only metrics that matter: safety and ROI,” said Samuel Reeves, Founder and CEO of FORT Robotics. “Physical AI only earns trust when the safety layer around it is as capable and as accountable as the robot itself. Formalizing this as a strategic partnership reflects how central that architecture has become to getting humanoid robots to work safely in close proximity with people.”

The companies expect the expanded partnership to support Agility’s ongoing deployments with enterprise customers and to inform the safety architecture of Digit 5 and future generations of the platform as the robot takes on a wider range of environments and tasks.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for WorkⓇ and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About FORT Robotics

FORT Robotics is the Trust Layer for Physical AI, with the charter of making autonomous machines safe, secure, and reliable enough to deploy at scale alongside humans. Partnering with FORT gives robot manufacturers and end users the ability to certify safety, maximize efficiency, and gain time-to-market speed. Since its founding in 2018, FORT has become a leading provider of safety solutions across the robotics industry, trusted by customers spanning warehousing, transportation, manufacturing, construction, agriculture, mining, energy, and defense. More information at www.fortrobotics.com.

Backed by leading strategic and financial investors including Tiger Global, Mark Cuban Companies, Prologis Ventures and Five Eleven Partners, FORT Robotics is pursuing a Nasdaq listing through its business combination with Newbury Street II Acquisition Corp (Nasdaq: NTWO).

Contacts

For Agility:
Michael Oldenburg
media@agilityrobotics.com

For FORT Robotics:
Tim Smith
media@fortrobotics.com

Additional Information About the Proposed Agility Business Combination and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes and will include preliminary and definitive proxy statements/prospectus to be distributed to Churchill XI’s shareholders in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Churchill XI shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus statement, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents will contain important information about Churchill XI, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Agility and Churchill XI. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements include statements relating to, without limitation: the anticipated strategic partnership between Agility and FORT Robotics contemplated by the memorandum of understanding, including the negotiation and execution of definitive agreements; the development, capabilities and expected benefits of the Offboard Safety Bridge and the three-part safety architecture consisting of a safety pendant, on-robot communications and off-robot interfaces; the anticipated operating framework, including joint hardware development, solutions engineering, regulatory compliance and deployment support; the expected timing and general availability of Digit 5; the expected performance characteristics and technical specifications of Digit 5, including its safety architecture; expectations regarding the scaling of customer deployments; the development and expected capabilities of Digit 5; our ability to consummate the proposed business combination and the satisfaction or waiver of the closing conditions set forth in the proposed business combination; the occurrence of any other event, change or other circumstances that could give rise to the termination of the proposed business combination; projections of market opportunity and market share; estimates of customer adoption rates, market acceptance and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the expected timing of close of the potential transaction; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transaction; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill XI’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill XI’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Agility and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

Participants in the Solicitation – Agility Business Combination

Churchill XI, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill XI’s shareholders in connection with the Agility Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill XI’s shareholders in connection with the Agility Business Combination will be set forth in the proxy statement/prospectus when it is filed by Churchill XI with the SEC. You can find more information about Churchill XI’s directors and executive officers in Churchill XI’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

Additional Information About the Proposed FORT Business Combination and Where to Find It

In connection with the Business Combination, Newbury Street II and FORT intend to file a Registration Statement on Form S-4, (as amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement to Newbury Street II shareholders and a prospectus for the registration of Newbury Street II’s securities to be issued in connection with the Business Combination. This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Newbury Street II’s shareholders and other interested persons are advised to read the Registration Statement and other documents filed in connection with the Business Combination, as these materials will contain important information about FORT, Newbury Street II, and the Business Combination. Shareholders may obtain a copy of the Registration Statement, once available, as well as other documents filed by Newbury Street II with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Newbury Street II Acquisition Corp, 121 High Street, Floor 3, Boston, Massachusetts 02110.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF NEWBURY STREET II ARE URGED TO READ THE REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Newbury Street II, FORT, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Newbury Street II’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Newbury Street II’s executive officers and directors in the solicitation by reading Newbury Street II’s filings with the SEC, including the final prospectus of Newbury Street II dated as of October 31, 2024 and filed by Newbury Street II with the SEC on November 1, 2024 (the “IPO Prospectus”). To the extent that holdings of Newbury Street II’s securities have changed from the amounts reported in the IPO Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information concerning the interests of Newbury Street II’s and FORT’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes publicly available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. FORT and Agility have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding FORT’s ability to commercialize new products, technologies and industry use cases; projections of development and commercialization costs and timelines; expectations regarding FORT’s ability to execute its business model and the expected financial benefits of such model; expectations regarding FORT’s ability to attract, retain and expand its customer base; FORT’s deployment of proceeds from capital raising transactions; its expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; FORT’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting its markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for FORT to increase in value; statements regarding the strategic partnership between FORT and Agility, including the design, development, and performance of the Offboard Safety Bridge and Digit 5’s safety architecture; the scope and timing of future collaboration between FORT and Agility (including joint hardware development, solutions engineering, regulatory compliance, and deployment support); and the anticipated benefits of the partnership to FORT, Agility, and their respective customers.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of FORT and Agility.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause FORT or Agility’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that FORT is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; FORT’s historical net losses and limited operating history; FORT’s expectations regarding future financial performance, capital requirements and unit economics; FORT’s use and reporting of business and operational metrics; FORT’s competitive landscape; FORT’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; FORT’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; FORT’s reliance on strategic partners and other third parties; FORT’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Newbury Street II could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against FORT or Newbury Street II; failure to realize the anticipated benefits of the proposed transaction; the ability of Newbury Street II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Newbury Street II’s filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (i) the IPO Prospectus, (ii) the annual report on Form 10-K filed by Newbury Street II with the SEC on March 6, 2026, (iii) the Registration Statement referenced above when publicly available and other documents filed by Newbury Street II and FORT from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that none of Agility, Newbury Street II and FORT presently knows, or that Agility, Newbury Street II and/or FORT currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Past performance by Agility’s, Newbury Street II’s or FORT’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Agility’s, Newbury Street II’s or FORT’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Agility, Newbury Street II or FORT will, or may, generate going forward. None of the parties nor any of their representatives gives any assurance that any of Agility, Newbury Street II, FORT, or the combined company will achieve its expectations.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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